

STATEMENT OF FINANCIAL CONDITION

Aqua Securities, L.P.
December 31, 2018
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51866

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Aqua Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
_____
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay   212-294-7849
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
_____
(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02).

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Aqua Securities, L.P. (the "Partnership"), as of December 31, 2018, is true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

Notary Public

Kimberley Y. Boston
Notary Public, State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

This report contains (check all applicable boxes):

☑ Facing Page
☑ Report of Independent Registered Public Accounting Firm.
☑ Statement of Financial Condition.
☐ Statement of Operations.
☐ Statement of Cash Flows.
☐ Statement of Changes in Partners' Capital.
☐ Statement of Changes in Subordinated Borrowings.
☑ Notes to Statement of Financial Condition.
☐ Computation of Net Capital Pursuant to Rule 15c3-1
☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☑ An Oath or Affirmation.
☐ A copy of the SIPC Supplemental Report.
☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Partners and Management of Aqua Securities, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aqua Securities, L.P. (the "Partnership") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2008.

February 28, 2019

Aqua Securities, L.P.

Statement of Financial Condition

December 31, 2018
(In Thousands)

Assets		
Cash	$	734
Fixed assets, net		1,674
Receivables from related broker-dealer		53
Intangible assets, net		30
Accrued commissions receivable		12
Other assets		38
Total assets	$	2,541

Liabilities, Subordinated Borrowings and Partners' Capital		
Payables to related parties	$	270
Accounts payable and accrued liabilities		174
Total liabilities		444
Commitments and contingencies (Note 6)		
Subordinated borrowings		2,000
Partners' capital:		
Limited partners		154
General partner		(57)
Total partners' capital		97
Total liabilities, subordinated borrowings and partners' capital	$	2,541

See notes to statement of financial condition

Aqua Securities, L.P.

Notes to Statement Financial Condition

December 31, 2018
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Aqua Securities, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The Partnership is 50.49% owned by Cantor Fitzgerald Securities ("Cantor Securities"), a limited partner which is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("Cantor"); 48.51% owned by BGC Partners, L.P. ("BGC"), a limited partner; and 1% owned by Aqua Securities Holdings, LLC ("Holding Company"), the general partner, which is owned 51% by Cantor and 49% by BGC.

The Partnership operates an Alternative Trading System ("ATS") to provide anonymous access to pools of block and basket liquidity to institutional buy-side and sell-side firms. The ATS' participants consist of broker-dealers and qualified institutional buyers within the meaning of the Securities and Exchange Commission ("SEC") Rule 144(a)(1). Only equity securities are traded via the ATS.

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Partnership derives its revenues primarily through commissions from brokerage services. Commissions revenue is derived from securities whereby the Partnership connects buyers and sellers in the OTC and exchange markets and assists in the negotiation of the price and other material terms. These transactions result from the provision of service related to executing and settling transactions for clients. Commissions revenue is recognized at a point in time on the trade-date, when the customer obtains control of the service and can direct the use of, and obtain substantially all of the remaining benefits from the asset. The Partnership records a receivable between the trade-date and settlement date, when payment is received.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Notes to Statement of Financial Condition (continued)

December 31, 2018
(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

Fixed Assets, net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. In accordance with U.S. GAAP guidance, the Partnership capitalizes qualifying computer software costs incurred during the application stage and amortizes them over an estimated useful life of three years on a straight-line basis.

Intangible Assets, net – Intangible assets consist of costs incurred in connection with the filing and registration of patents. Capitalized costs related to the filing of patents are generally amortized on a straight-line basis over their estimated useful lives, generally three years.

Income Taxes – Income taxes are accounted for under U.S. GAAP Accounting Standard Codification ("ASC") Topic 740, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

U.S. GAAP ASC Topic 740, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

Receivables from Related Broker-Dealer

Receivables from related broker-dealer primarily represent commissions collected from the related clearing broker-dealer that provides clearance and settlement services.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which relates to how an entity recognizes the revenue it expects to be entitled to for the transfer of promised goods and services to customers. This ASU replaced certain existing revenue recognition guidance. The guidance as stated in ASU No. 2014-09 was initially effective

1. General and Summary of Significant Accounting Policies (continued)

beginning on January 1, 2017. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date*, which deferred the effective date by one year, with early adoption permitted on the original effective date. The guidance in ASU 2014-09 permits the use of either the full retrospective or modified retrospective transition method. The FASB has subsequently issued several additional amendments to the standard, including ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, which clarifies the guidance on principal versus agent analysis based on the notion of control and affects recognition of revenue on a gross or net basis. The amendment has the same effective date and transition requirements as the new standard. The Partnership has adopted the standard on its required effective date of January 1, 2018 using the modified retrospective transition method. The adoption of this guidance did not have a material impact on the Partnership's statement of financial condition.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. This standard requires lessees to recognize a right-of-use ("ROU") asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is mostly unchanged. In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842, Leases*, to clarify how to apply certain aspects of the new leases standard. The amendments address the rate implicit in the lease, impairment of the net investment in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments, among other issues. In addition, in July 2018, the FASB issued ASU 2018-11, *Leases (Topic 842), Targeted Improvements*, which provides an additional (and optional) transition method to adopt the new leases standard. Under the new transition method, a reporting entity would initially apply the new lease requirements at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption; and provide the required disclosures under ASC 840 for all periods presented under current U.S. GAAP. Further, ASU 2018-11 contains a new practical expedient that allows lessors to avoid separating lease and associated non-lease components within a contract if certain criteria are met. In December 2018, the FASB issued ASU 2018-20, *Leases (Topic 842), Narrow-Scope Improvements for Lessors*, to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. The guidance in ASUs 2016-02, 2018-10, 2018-11 and 2018-20 is effective beginning January 1, 2019, with early adoption permitted. The Partnership adopted the standards on their required

Aqua Securities, L.P.

Notes to Statement of Financial Condition (continued)

December 31, 2018
(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

effective date and is using the effective date as the date of initial application. The adoption of the new standards did not have an impact on the Partnership's statement of financial condition.

2. Fixed Assets, net

Fixed assets, net consisted of the following:

	December 31, 2018
Software development	$ 2,780
Computer and communication equipment	204
Other fixed assets	113
	3,097
Less: accumulated depreciation and amortization	1,423
Fixed assets, net	$ 1,674

At December 31, 2018, unamortized software development costs were $1,613.

3. Intangibles Assets, net

Intangible assets, net consisted of the following:

	December 31, 2018
Patents	$ 384
Less: accumulated depreciation and amortization	354
Intangible assets, net	$ 30

As of December 31, 2018, the weighted average remaining life of intangible assets was less than one year.

4. Related Party Transactions

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human

Aqua Securities, L.P.

Notes to Statement of Financial Condition (continued)

December 31, 2018
(In Thousands)

4. Related Party Transactions (continued)

resources, legal, and technology services. For the year ended December 31, 2018, the Partnership was charged by Cantor for such services, for which the unpaid balances are included in Payables to related parties on the Partnership's statement of financial condition. In addition, for the year ended December 31, 2018, the Partnership was charged for rent allocations, for which the unpaid balances are included in Payables to related parties on Partnership's statement of financial condition.

A Cantor affiliate provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, Cantor collects the brokerage revenue and remits to the Partnership on a monthly basis. The Partnership was charged for the year ended December 31, 2018, for which the unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition.

The Partnership has subordinated borrowings with affiliates. See Note 9 – Subordinated Borrowings for further detail related to these transactions.

5. Income Taxes

The Partnership recorded no net provision for income taxes due to the establishment of valuation allowance against the benefit for net taxable losses for the year ended December 31, 2018. As of December 31, 2018, the Partnership recorded a deferred tax asset of $1,582 which consists primarily of net operating loss carryforwards. Deferred tax assets are available for offset against future profits, if and when they arise. The Partnership believes that it is more likely than not that the deferred tax asset will not be realized. Accordingly, as of December 31, 2018, the Partnership has provided a full valuation allowance of $1,582 against this net deferred tax asset.

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that no material tax liabilities existed as of December 31, 2018. As of December 31, 2018, the Partnership did not accrue any interest or penalties.

The Partnership is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2015 in all jurisdictions.

Aqua Securities, L.P.

Notes to Statement of Financial Condition (continued)

December 31, 2018
(In Thousands)

6. Commitments and Contingencies

Legal Matters

In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2018, no such claims or actions have been brought against the Partnership and therefore no reserves were recorded.

Legal reserves are established in accordance with FASB guidance on Accounting for Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risks and Uncertainties

The Partnership generates revenues by providing securities brokerage to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

7. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected to compute its net capital using the basic method which requires the maintaining of minimum net capital, be the greater of $5 or 6 2/3% of aggregate indebtedness. As of December 31, 2018, the Partnership had net capital of $343, which was $314 in excess of required net capital.

8. Financial Instruments and Off-Balance Sheet Risks

Credit Risk – Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities settlements with customers and dealers. The Partnership uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a relationship with the Partnership. These counterparties are subsequently reviewed on a periodic basis. The Partnership sets a maximum credit limit for each counterparty.

8. Financial Instruments and Off-Balance Sheet Risks (continued)

Customer Activities – Certain market and credit risks are inherent in the Partnership's business. In the normal course of business the Partnership's customer activities include the execution of equity securities on behalf of customers. These activities may expose the Partnership to credit risk in the event the customer is unable to fulfill its contractual obligations.

Operational Risk – In providing services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership, business interruption due to systems failures or other events. Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

9. Subordinated Borrowings

The Partnership has two subordinated borrowings. The first borrowing is with Cantor Securities in the sum of $1,020 and the second borrowing is with BGC in the sum of $980. The current rate of interest on both borrowings is three month LIBOR plus 600 basis points. The scheduled maturity date on both borrowings is September 1, 2020. These borrowings are subordinated to the claims of general creditors, approved by Financial Industry Regulatory Authority ("FINRA") and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements of FINRA 4120.

10. Revenue from Contracts with Customers

There was no material impact as a result of applying the new revenue recognition standard, as codified within ASC Topic 606, to the Partnership's statement of financial condition for the year ended December 31, 2018.

See Note 1 – General and Summary of Significant Accounting Policies for detailed information on the recognition of the Partnership's revenue from contracts with customers.

10. Revenue from Contracts with Customers (continued)

Contract Balances – The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Partnership records deferred revenue until the performance obligations are satisfied.

The Partnership had receivables related to revenue from contracts with customers of $13 and $9 at December 31, 2018 and January 1, 2018, respectively.

The Partnership did not have any deferred revenue at December 31, 2018 and January 1, 2018.

11. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to statement of financial condition.